

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2014

Via E-mail
John J. Boucher
President and Chief Executive Officer
ModusLink Global Solutions, Inc.
1601 Trapelo Road, Suite 170
Waltham, Massachusetts 02451

> **Re: ModusLink Global Solutions, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 7, 2014**
> **File No. 333-197264**

Dear Mr. Boucher:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your reference to units in footnote 1 to the Registration Fee Table. However, these units are not listed in the Registration Fee Table or the Prospectus Cover Page. If you are registering units, please list them accordingly, provide a description of the units you may offer pursuant to Item 202(d) of Regulation S-K, and arrange for counsel to opine on the legality of the units.

2. We note your reference to contracts that may be issued with the securities to be registered in footnote 1 to the Registration Fee Table. However, these contracts are not listed in the Registration Fee Table or the Prospectus Cover Page. If you are registering contracts, please list them accordingly, provide a description of the contracts you may offer pursuant to Item 202(d) of Regulation S-K, and arrange for counsel to opine on the legality of the contracts.

3. We note your statement on page 5 that you will issue one new preferred stock purchase right with every new share of your common stock. However, these rights are not listed in the Registration Fee Table or the Prospectus Cover Page. If you are registering the purchase rights offered to stockholders under your Tax Plan, please list them accordingly, provide a description of the rights pursuant to Item 202(c) of Regulation S-K, and arrange for counsel to opine on the legality of the rights. Please see Compliance and Disclosure Interpretations, Securities Act Forms, Question 116.16, available on our website.

4. We note that on March 18, 2014, you entered into an indenture with Wells Fargo Bank, National Association, as trustee, relating to the issuance of $100 million of your 5.25% Convertible Senior Notes due 2019. Please clarify whether the shares of your common stock to be issued upon conversion of such notes are included among the shares registered on this registration statement and revise your disclosure accordingly.

Incorporation of Certain Documents by Reference, page 22

5. Please revise to state that you also are incorporating by reference all Exchange Act filings made after the filing of the initial registration statement but before the effectiveness of the registration statement. In addition, please specifically include in the list of incorporated documents the Current Reports on Forms 8-K filed on each of March 12, 2014 and July 7, 2014. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05, available on our website.

Item 16. Exhibits, page II-1

6. Please file the Form T-1 (Exhibit 25) in the next amendment in accordance with the undertaking provided on page II-4 of your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

John J. Boucher
ModusLink Global Solutions, Inc.
July 28, 2014
Page 3

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director

cc: Benjamin Burkhart, Esq.